UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 17.3% FOR THE MONTH OF JUNE

Guadalajara, Jalisco, Mexico, July 6, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of June 2016, compared to traffic figures for June 2015.

During June 2016, total terminal passengers increased 17.3% in the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic presented a 22.8% increase, while international passenger traffic increased 9.6%.

Second quarter performance. Passenger traffic growth during the second quarter 2016 was 19.9% for domestic traffic and 7.9% for international traffic, reaching a total increase of 14.8% compared to June 2015.

Full year 2016 outlook. The estimated total passenger growth for 2016 is within the range of 13% + - 1%. This estimate is based on available seats by airline and load factors incurred for the remainder of the year.

Domestic Terminal Passengers (in thousands):

Airport	Jun-15	Jun-16	% Var	Jan-Jun 15	Jan-Jun 16	% Var
Guadalajara	539.9	639.7	18.5%	3,080.2	3,551.3	15.3%
Tijuana	399.2	522.0	30.8%	2,172.2	2,888.2	33.0%
Puerto Vallarta	89.9	110.9	23.3%	508.7	586.3	15.3%
Los Cabos	79.2	104.1	31.5%	460.8	555.0	20.4%
Montego Bay	0.8	0.8	-1.4%	4.8	4.1	-15.6%
Guanajuato	77.5	90.6	16.8%	419.0	505.0	20.5%
Hermosillo	100.7	119.2	18.4%	598.3	707.9	18.3%
La Paz	48.4	62.7	29.7%	306.7	391.4	27.6%
Aguascalientes	39.4	45.1	14.5%	220.3	257.3	16.8%
Mexicali	50.9	58.6	15.0%	269.4	327.8	21.7%
Morelia	19.5	21.6	10.8%	107.0	130.8	22.2%
Los Mochis	21.6	26.2	21.1%	131.8	162.7	23.4%
Manzanillo	8.2	9.7	18.5%	51.2	58.0	13.3%
Total	1,475.1	1,811.2	22.8%	8,330.6	10,125.8	21.5%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Airport	Jun-15	Jun-16	% Var	Jan-Jun 15	Jan-Jun 16	% Var
Guadalajara	286.6	319.4	11.4%	1,510.8	1,716.6	13.6%
Tijuana	5.0	5.9	19.0%	19.2	30.1	56.9%
Puerto Vallarta	151.0	171.6	13.7%	1,479.1	1,644.2	11.2%
Los Cabos	228.9	257.4	12.5%	1,381.8	1,599.4	15.8%
Montego Bay	305.8	319.0	4.3%	1,992.9	2,061.9	3.5%
Guanajuato	46.2	52.4	13.4%	256.4	281.4	9.8%
Hermosillo	5.3	6.4	19.7%	35.3	41.0	16.0%
La Paz	0.6	0.7	16.2%	5.6	6.2	11.8%
Aguascalientes	13.5	13.9	2.4%	73.9	76.1	3.0%
Mexicali	0.4	0.6	38.6%	2.2	2.8	29.1%
Morelia	23.6	22.8	-3.3%	125.2	130.3	4.1%
Los Mochis	0.4	0.5	31.2%	2.5	2.7	6.8%
Manzanillo	2.3	2.0	-13.0%	70.2	57.5	-18.2%
Total	1,069.5	1,172.6	9.6%	6,955.0	7,650.1	10.0%

Total Terminal Passengers (in thousands):

Airport	Jun-15	Jun-16	% Var	Jan-Jun 15	Jan-Jun 16	% Var
Guadalajara	826.5	959.1	16.1%	4,591.0	5,267.9	14.7%
Tijuana	404.2	528.0	30.6%	2,191.4	2,918.3	33.2%
Puerto Vallarta	240.9	282.5	17.3%	1,987.8	2,230.5	12.2%
Los Cabos	308.1	361.6	17.4%	1,842.6	2,154.5	16.9%
Montego Bay	306.5	319.8	4.3%	1,997.7	2,066.0	3.4%
Guanajuato	123.8	143.0	15.5%	675.4	786.3	16.4%
Hermosillo	106.0	125.6	18.5%	633.6	748.9	18.2%
La Paz	49.0	63.4	29.5%	312.3	397.7	27.3%
Aguascalientes	52.9	59.0	11.4%	294.2	333.4	13.3%
Mexicali	51.4	59.2	15.2%	271.5	330.6	21.7%
Morelia	43.0	44.3	3.1%	232.3	261.1	12.4%
Los Mochis	22.0	26.7	21.3%	134.3	165.4	23.1%
Manzanillo	10.4	11.6	11.6%	121.4	115.5	-4.9%
Total	2,544.6	2,983.7	17.3%	15,285.6	17,775.9	16.3%

Events for the Period:

•	Seats and Load Factor: In June 2016, GAP registered a 12.2% increase in the number of seats compared to June 2015. Load factor for the month rose by 3.7 percentage points, from 81.6% in June 2015 to 85.3% in June 2016.

•	New Routes: Guadalajara to Cancun by Aeromexico, Mexicali to Culiacan by Volaris and Montego Bay to Dublin, Ireland by Thomson.

•	Guadalajara: June marked the 37th month of continuous growth for this airport. All domestic airlines presented growth in this airport, particularly VivaAerobus, which increased its passenger flows by 59.6%.

•	Puerto Vallarta: The domestic market continues to be this airport’s main growth driver with a 23.3% increase in domestic passenger traffic. International passenger traffic rose 13.7% as a result of an increase in available seats by Alaska, Air Transat and Southwest.

•	Los Cabos: In June, this airport experienced passenger load factor growth, rising from 81.7% in June 2015 to 89.2% in June 2016.

•	Tijuana: Passenger flow for Volaris and VivaAerobus increased by 492 thousand and 148 thousand, respectively.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  July 6, 2016